EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the quarterly report of Sonoma Valley Bancorp (the ACompany®) on Form 10-Q for the period ended September 30, 2009, as filed with the Securities and Exchange Commission on the date hereof (the AReport®), we, Sean C. Cutting, Chief Executive Officer and Mary Dieter Smith, Chief Financial Officer, of the Company certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 12, 2009   /s/Sean C. Cutting
                                                        Sean C. Cutting
                                                        President and Chief Executive Officer
                                                        (Principal Executive Officer)

Dated: November 12, 2009   /s/Mary Dieter Smith
                                                        Mary Dieter Smith
                                                        Executive Vice President and Chief Financial
                                                        Officer
                                                        (Principal Financial Officer and Principal
                                                        Accounting Officer)